

13030783

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 04 2013
Washington DC
401

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49139

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRIFFITHS MCBURNEY CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 KING STREET WEST, SUITE 300
(No. and Street)

TORONTO	ONTARIO	M5H 1J8
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DEBORAH STARKMAN, CHIEF FINANCIAL OFFICER 416-943-6169
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

222 BAY STREET	TORONTO	ONTARIO	M5K 1J7
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 3/15/13

OATH OR AFFIRMATION

I, DEBORAH STARKMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRIFFITHS MCBURNEY CORP., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Griffiths McBurney Corp.

STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

As at December 31

	2012 $
ASSETS	
Cash	**1,837,170**
Cash segregated under federal regulations *[note 8]*	**6,734,481**
Due from affiliate *[note 3]*	**7,394**
Due from clearing broker *[note 3]*	**571,174**
Due from customers	**149,792**
Commodity taxes recoverable *[note 9]*	**95,826**
Deferred tax asset *[note 7]*	**111,610**
Due from prime brokers	**67,398**
	9,574,845
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accrued liabilities *[note 4]*	**718,797**
Due to affiliate *[note 3]*	**46,139**
Due to clearing broker *[note 3]*	**149,792**
Due to prime brokers	**571,174**
Income taxes payable	**55,403**
Total liabilities	**1,541,305**
Stockholder's equity	
Capital stock *[note 5]*	**2,875,000**
Retained earnings	**5,158,540**
Total stockholder's equity	**8,033,540**
	9,574,845

See accompanying notes which are an integral part of these financial statements

On behalf of the Board:

Director